

August14, 2012

Via E-mail
Carter R. Todd, Esq.
General Counsel and Secretary
Granite Hotel Properties, Inc.
One Gaylord Drive
Nashville, Tennessee 37214

> **Re: Granite Hotel Properties, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 30, 2012**
> **File No. 333-182352**
>
> **Gaylord Entertainment Company**
> **Soliciting Materials filed pursuant to Rule 425**
> **Filed June 1 and June 21, 2012**
> **File No. 1-13079**

Dear Mr. Todd:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Please advise us of how you have complied with Rule 14a-13(a)(3) with respect to this special meeting.

Questions and Answers about the Special Meeting, the REIT Conversion and the Merger, page 1

Q. Will I have to pay federal income taxes as a result of the special E&P distribution?, page 10

2.   We note your added disclosure in response to comment 4 in our letter dated July 23, 2012. Please tell us whether you expect to receive the private letter ruling prior to effectiveness.

Proposal 1

To Adopt the Merger Agreement, Which is Part of the Restructuring Transactions Intended to Enable Us to Qualify as a REIT

Background of the REIT Conversion and the Merger, page 58

3.   Revise to describe in greater detail the "strategic alternatives" referenced in the second paragraph on page 58 to the Marriott sale transaction that were under consideration by the board.

4.   Please disclose all material discussions with TRT Holdings, Inc. from January 2012 through to the most reasonable practicable date, inclusive of the discussions surrounding the settlement agreement related to TRT Holdings' solicitation in opposition.

Our Reasons for the REIT Conversion and Merger, page 61

5.   Supplementally provide us with support for statements regarding property-level cost and corporate overhead reductions and the increased revenue that you believe will be attributable to the Marriott relationship. Please also note our comments with respect to soliciting materials filed on June 1 and 21 in which similar assertions are made.

Our Business

Our Relationship with Marriott

Pro-Forma Financial Information, page 93

6.   We have considered your response to our prior comment 8. We note in your response that your E&P distribution adjustment is an estimate based on an E&P study performed. Please clarify whether this E&P study and subsequent estimates of the distribution are based on historical information or whether you utilize forecasted data. To the extent forecasted data is utilized, please clarify how this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Part II Information Not Required in Prospectus

Exhibit 99. 1

7.   Please revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Soliciting Materials filed on June 1 and June 21, 2012

8.   Please supplementally provide us with materials that support the quantitative information included on slide 11 related to annualized corporate level savings and cost savings and on slide 16 related to First Call Consensus and Company Estimates.

9.   Refer to slide 23 of the June 1 presentation and slide 16 of the June 21 presentation. In future filings, please indicate what component hotels comprise the Upper Upscale segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551- 3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: F. Mitchell Walker, Jr., Esq.
        Bass, Berry & Sims PLC